Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NTELOS HOLDINGS CORP.

NTELOS Holdings Corp. (the “Corporation”), a corporation duly organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. Upon the filing and effectiveness (the “Effective Date”) pursuant to the Delaware General Corporation Law (“DGCL”) of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each two shares of the Corporation’s common stock, $0.01 par value per share (“Common Stock”), issued and outstanding immediately prior to the Effective Date (the “Old Shares”) shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any action by the holder thereof, subject to the treatment of fractional interests, as described below (the “Reverse Stock Split”). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. Stockholders of Old Shares who otherwise would be entitled to receive fractional share interests of Common Stock in connection with the Reverse Stock Split, shall be entitled to receive, upon surrender of the stock certificates formerly representing the Old Shares, in lieu of such fractional share, a cash payment, without interest.

2. The first paragraph of ARTICLE 4 of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

“The aggregate number of shares of stock which the Corporation shall have authority to issue is Fifty-five million One Hundred Thousand (55,100,000) shares, divided into two (2) classes consisting of One Hundred Thousand (100,000) shares of Preferred Stock, par value $.01 per share (“Preferred Stock”) and Fifty-five Million (55,000,000) shares of Common Stock, par value $.01 per share (“Common Stock”).”

3. This Certificate of Amendment shall become effective as of 11:00 p.m., Eastern Time, on October 31, 2011.

4. In accordance with the provisions of Section 242 of the DGCL, the Board of Directors of the Corporation duly adopted the above amendment to the Amended and Restated Certificate of Incorporation (the “Amendment”), deemed the Amendment advisable and directed that the Amendment be considered by the Corporation’s stockholders. This Amendment was adopted by the approval of the stockholders of the Corporation at the annual meeting of stockholders of the Corporation held May 10, 2011, in accordance with the provisions of Sections 211 and 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed this 31st day of October 2011.

NTELOS HOLDINGS CORP.

/s/ James A. Hyde
James A. Hyde Chief Executive Officer and President